Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T/13E-3

(Rule 14d-100)

Allego N.V.

(Name of Subject Company)

Madeleine Charging B.V.

an indirect, wholly owned subsidiary of funds managed by

Meridiam SAS

(Names of Filing Persons (Offerors))

Table 1 – Transaction Value

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**

Fees to Be Paid	$128,315,263.90	0.00014760	$18,939.33

Fees Previously Paid	$0	—	$0

Total Transaction Valuation	$128,315,263.90	—	—

Total Fees Due for Filing	—	—	$18,939.33

Total Fees Previously Paid	—	—	$0

Total Fee Offsets	—	—	$0

Net Fees Due	—	—	$18,939.33

* The transaction value is estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase all of the outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively, the “Shares”) of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”) that are not already held, directly or indirectly, by Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV, Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”) or any of their respective affiliates, for US$1.70 in cash per Share, without interest and less applicable withholding taxes. The transaction value of $128,315,263.90 represents the product of (A) 75,193,723, the estimate of the maximum number of Shares that are not beneficially owned by Parent, Purchaser or their affiliates multiplied by (B) the offer price of US$1.70 per Share; plus the product of (C) 285,844 Shares issuable pursuant to outstanding restricted stock units multiplied by (D) the offer price of US$1.70 per Share.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.00014760.